Annual Report





2024
Highlights

EVA V3



METTLER TOLEDO

METTLER TOLEDO

METTLER TOLEDO (NYSE:MTD) is a leading global supplier of precision instruments and services. We have strong leadership positions in all of our businesses and believe we hold global number-one market positions in most of them. We are recognized as an innovation leader and our solutions are critical in key R&D, quality control, and manufacturing processes for customers in a wide range of industries including life sciences, food, and chemicals. Our sales and service network is one of the most extensive in the industry. Our products are sold in more than 140 countries and we have a direct presence in approximately 40 countries. With proven growth strategies and a focus on execution, we have achieved a long-term track record of strong financial performance.

$3.872 billion
Sales

31.0%
Adjusted Operating Profit Margin

$41.11
Adjusted Earnings per Share

$901 million
Free Cash Flow

~17,300
Workforce

On the cover: Leveraging decades of titration expertise, the EVA Volumetric Karl Fischer titrator features the state-of-the-art Fast Forecasting Amperometric (FFA™) Algorithm, ensuring unparalleled speed and reliability in water content determination across a variety of challenging sample types. METTLER TOLEDO is a global leader in precision laboratory instruments.

Financial Highlights

2024 At-a-Glance

+3%
Local currency sales growth

+60 basis points
Adjusted operating profit margin expansion

+8%
Adjusted EPS growth

-1%
Free cash flow

Sales
($ in millions)



Sales by Customer Destination



42% Americas 28% Europe 30% Asia and Other

Adjusted Operating Profit Margin [2]
(in %)



Adjusted Earnings per Share [2]
(in dollars)



Free Cash Flow [2]
($ in millions)



[1] CAGR in USD for the period 2014 – 2024 is 5%.

[2] Represents non-GAAP financial measure; a reconciliation to U.S. GAAP metrics is provided in the appendix.

Providing Solutions
Across Our Customer's Value Chain



Scale-up and Production

R&D Laboratory

Quality Control Lab

R&D Laboratory

Our precise instruments are the foundation of research and quality control labs all over the world. High-performance weighing solutions offer a basis for solid R&D results. Pipettes are an essential tool for life science research. Thermal analysis instruments help to improve materials and their thermal behavior. Automated chemistry solutions accelerate the development of new chemicals.

Quality Control Lab

Quality control relies on fast and precise analytical measurement as well as good data management. Our analytical balances, titrators, pH meters, density meters, refractometers, melting point meters, pipettes, and UV/VIS spectrophotometers can be tailored to each customer's application. Together with LabX software, our instruments provide a fully documented workflow for every quality control lab.

Scale-up and Production

Our sensors for measuring critical liquid analytical parameters, such as pH and oxygen levels and water conductivity and resistivity as well as total organic carbon, enable pharmaceutical, biotech, and other companies to continuously ensure product quality and meet regulatory standards. Our transmitters and connectivity solutions make data collection and integration into control systems efficient and flexible.








Production and Filling   Packaging   Logistics   Food Retail

Production and Filling

We offer highly robust and durable industrial scales and terminals in all sizes, formats, and capabilities to monitor and control various manufacturing processes including applications for counting, formulation, and weight-based quality control. Software programs help increase productivity, improve product quality, and enhance the yield of manufacturing processes.

Packaging

Product inspection solutions help to safeguard product quality, safety, and integrity, inside and out. Our systems for metal detection, check-weighing, x-ray, and vision inspection provide confidence that product quality is maintained, compliance with industry standards is achieved, and consumers and brands are protected.

Logistics

Our vehicle scale systems offer the highest level of accuracy and can prevent unexpected downtime thanks to a unique design and remote diagnostics capabilities. For express and freight carriers, in-motion weighing and dimensioning solutions provide revenue recovery opportunities at highest throughputs and read rates.

Food Retail

From retailers' receiving docks to their checkout counters, we enhance efficient handling of fresh goods with weighing, packaging, pricing, wrapping, and labeling solutions. Connected scales greatly facilitate in-store marketing, fresh item management, promotions, and more.











Patrick Kaltenbach
President and
Chief Executive Officer

Dear Fellow Investors

METTLER TOLEDO delivered good results in 2024 despite soft market conditions as we continue to benefit from our strong culture of operational excellence, innovation, and continuous improvement. The diligent execution of our sales growth strategies and margin enhancement initiatives yielded strong Adjusted EPS growth and robust cash flow, demonstrating our resilience and dedication to delivering value to our investors.

We are pleased with our ability to continue to serve customers, increase customer satisfaction, and gain market share. During a period of reduced market demand, we have remained focused on our long-term strategy of providing innovative solutions, enhancing our unique Go-to-Market strategies, and executing on our productivity initiatives. This approach has allowed us to maintain important investments to support future growth, while remaining agile to capitalize on emerging growth opportunities.

2024 Financial Highlights

- Sales were $3.872 billion, an increase of 3% in local currency over 2023.
- Adjusted Operating Profit of $1.200 billion increased 4% from the prior year, or 6% excluding adverse currency, and Adjusted Operating Profit Margin increased 60 basis points to 31.0%.
- Adjusted EPS of $41.11 increased 8%, or 10% excluding adverse currency.
- Free cash flow of $901 million reflected a 103% conversion of our Adjusted Net Earnings and was used primarily for share repurchases.

Local currency sales increased 3% in 2024, reflecting continued softness across our core markets of life sciences, food manufacturing, and chemicals. Our sales growth also benefited by approximately 3% from the recovery of substantially all our delayed product shipments from the fourth quarter of 2023 related to a new external European logistics service provider.

While market demand in our core segments remained soft, our team diligently leveraged our sophisticated sales and marketing programs and our portfolio of innovative solutions to gain market share. Our Laboratory and Product Inspection businesses delivered good underlying growth, and we had another year of strong growth in Service. Sales growth in Europe and the Americas offset a significant sales decline in China due to weak economic growth in the region.

We had good growth in Adjusted Operating Profit for the year. Our new innovative solutions and pricing program enabled us to navigate dynamic market conditions, and our supply chain and productivity programs were important contributors in mitigating higher costs and unfavorable foreign currency.

Our free cash flow remains excellent and continues to exceed our Adjusted Net Income, driven by the diligent management of working capital and wise use of our resources. We will continue to return our excess cash flow beyond our needs to shareholders through our share repurchase program.

Extending Our Lead with Spinnaker 6

Our Spinnaker sales and marketing excellence program has been essential to the resilience of our business against the backdrop of soft market demand. We constantly enhance this collection of sales, service, and marketing initiatives to guide our sales force to the most attractive market opportunities and to gain market share.

Now in our sixth wave of Spinnaker, we are building on the effectiveness of previous waves with new initiatives and approaches. Spinnaker 6 uses expanded big data analytics to enhance our sales force guidance, lead generation, cross-selling, and value-selling initiatives. This helps our sales force prioritize their activities across our diverse end-markets and customer types, with a focus on pursuing growth with new customers or cross-selling opportunities. It also provides detailed sales collateral to support our team in delivering the best solutions for customers.

Our TopK program helps us identify new customers that are making investments in projects such as building laboratories or expanding production facilities. TopK is an important beneficiary of our digitalization efforts as we have increased the breadth and depth of the external data sources we use to generate investment alerts for our sales teams. Spinnaker 6 aims to reduce the amount of time it takes to review and qualify these leads by taking advantage of advanced algorithms and dynamically feeding the alerts to our sales force.

Another focus of Spinnaker 6 is to enhance our customers' experience by providing them with new tools for greater insights into their installed bases and service certificates for better managing their fleet of instruments. Improvements to our eCommerce platform, including new content and interactive digital interfaces, are further enhancing the customer experience.

Dependable Services Increase Customer Satisfaction

We had strong growth in our Service business in 2024, the result of many years spent expanding our capabilities in this highly profitable and important part of our long-term growth strategy. Dedicated investments in field technicians, telesales, and data analytics resources are expected to support above-average growth in services into the future.

Our services are critical in helping customers generate highly reliable and accurate readings from our precision instruments, maximize uptime, and enhance productivity. Our global network of factory-trained service experts is a significant competitive advantage. Our customer satisfaction ratings for our services are excellent, and our Net Promoter Score evaluations of our services are at record high levels.

We continue to make progress toward servicing a greater proportion of our installed base. Today, we have penetrated about one-third of a $3 billion total market opportunity within our installed base. To expand that share, we are creating tailored sales campaigns using the vast amount of data we possess about our base, such as when an instrument was sold, who is using it, and in what applications. We are also increasing our sales of service contracts at the point of new product sales, which help our customers maintain reliable and accurate readings from our precision instruments.

Continuing Our Record of Pioneering Innovation

Innovation is the cornerstone of our culture at METTLER TOLEDO and the competitive advantage that leads us to redefine industry standards and exceed our customers' expectations. Among many exciting innovations in 2024, we rolled out an entirely new line of standard and advanced level balances that feature increased robustness, an intuitive user interface, and up to a 30% improvement in measurement performance. In addition, we launched the XPR Essential balance, a high-performance semi-micro balance that is helping us serve underpenetrated market segments.



> Our automated Karl Fischer titrators are easily operated with customizable workflows that increase efficiency and accuracy for water content determination.





We also introduced our new EVA volumetric Karl Fischer titrators, which are ideal for efficiently determining the water content of challenging samples. A new control algorithm speeds up reaction rates and allows for faster analysis and cycle times, significantly improving customer productivity. The new titrators also have an automated solvent exchange system that ensures safety by minimizing exposure to potentially hazardous chemicals. Importantly, these titrators have full compatibility with our LabX software to enable seamless automated workflows with secure data management, all while complying with data integrity regulations.

Our Process Analytics business also recently introduced the EasyClean 500, which enables fully automated cleaning and calibration of pH, ORP, and oxygen measurement points. It provides a flexible system solution that can be utilized for continuous or periodic measurement, and its automated sensor maintenance ensures reliable measurements and process consistency. The automated cleaning step also limits exposure to potentially hazardous environments and improves productivity.

These products are just a few examples of the many innovations we launched in 2024, empowering our customers to gain new insights, drive productivity, enhance compliance, better manage data from their instruments, and more.

Operational Excellence Initiatives Support Margin Expansion

Continuous improvement is a core element of our culture. SternDrive is our corporate program that supports our ability to achieve lean, agile manufacturing while adapting to dynamic market conditions.

Our Third Wave of SternDrive includes many initiatives centered around value engineering and automation to reduce our material costs. It also aims to expand our cost leadership by leveraging our continuous improvement programs to increase productivity, optimize costs, and use resources wisely. The savings generated from SternDrive allow us to continuously reinvest in our business to drive innovation, support growth, and improve profitability.

Our pricing program is also an important contributor to margin expansion. Our value-selling tools and sophisticated pricing data analytics ensure our sales teams are effective in articulating the value of our solutions to customers. The program also helps identify opportunities in our portfolio, such as the need for new or improved solutions for customer challenges across a wide range of applications.



The EasyClean 500 is a compact sensor cleaning and calibration system for fully automated routine maintenance of process analytical sensors.





METTLER TOLEDO
M400
11.45 pH
31.9 °C
3 days ACT
699 days DLI

METTLER TOLEDO
EasyClean 500
Fault
Run
Service Position
M400
10.68 pH
32.2 °C
ACT
DLI

Committed to Growth, Innovation, and Excellence

We are very pleased with the successful close to 2024 and are optimistic that market conditions will gradually improve as we move throughout 2025. Driving growth is our top priority, and the many important investments we have made in recent years have further enhanced our market leadership and will support above-market growth and operating margin expansion well into the future.

Going forward, we will also look to capitalize on opportunities in automation, digitalization, and dedicated high-growth areas such as semiconductors and new energy markets, in addition to maximizing success in our key markets.

The METTLER TOLEDO franchise is stronger than ever, and we remain focused on the things we can control through the diligent execution of our initiatives. We are well positioned and continue to implement strategies with a good balance of initiatives focused on growth, innovation, and operational excellence.

I would like to express my deep gratitude to our dedicated employees for their unwavering commitment and hard work, which drive our success each day. Sincere thanks also go to our customers for their trust and partnership with us and to our shareholders for your continued support and confidence in our vision.

Sincerely,

Patrick Kaltenbach
President and CEO

February 10, 2025



> Our new IND400 and IND700 series of weighing indicators deliver an intuitive user experience that boosts productivity and ensures data security.





Appendix

GAAP to Non-GAAP Measure Reconciliation

Dollars in Millions	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
GAAP consolidated net sales	$2,486	$2,395	$2,508	$2,725	$2,936	$3,009	$3,085	$3,718	$3,920	$3,788	$3,872
Local currency sales growth	5%	3%	7%	8%	6%	5%	2%	18%	11%	(3%)	3%
Foreign exchange impact	(1%)	(7%)	(2%)	1%	2%	(3%)	1%	3%	(6%)	0%	(1%)
Reported USD Sales Growth	4%	(4%)	5%	9%	8%	2%	3%	21%	5%	(3%)	2%

Operating Margin % Reconciliation	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Earnings before tax (GAAP)	$445	$463	$504	$574	$652	$681	$749	$949	$1,071	$974	$1,037
Amortization	29	31	36	43	48	50	57	63	66	72	73
Interest expense	25	27	28	33	35	37	39	43	55	77	75
Restructuring charges	6	11	6	13	18	16	11	5	10	33	20
Other charges (income), net	2	(1)	8	(6)	(22)	(6)	(14)	(3)	(9)	(4)	(5)
Pension reclassification	(15)	(13)	(10)								
Adjusted Operating Income (non-GAAP)	$492	$519	$573	$657	$731	$778	$841	$1,058	$1,192	$1,152	$1,200
Adjusted Operating Income % of Sales	19.8%	21.7%	22.9%	24.1%	24.9%	25.9%	27.2%	28.5%	30.4%	30.4%	31.0%

Earnings per Share (EPS)	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
GAAP earnings per share (EPS)	$11.44	$12.48	$14.22	$14.24	$19.88	$22.47	$24.91	$32.78	$38.41	$35.90	$40.48
Purchased intangible amortization, net of tax	0.13	0.14	0.18	0.27	0.39	0.43	0.46	0.70	0.87	0.93	0.94
Restructuring charges, net of tax	0.15	0.30	0.18	0.38	0.56	0.50	0.35	0.18	0.34	1.20	0.76
Acquisition (gain) cost, net of tax			0.03	0.05	(0.74)			0.35	0.03		
Tax items				2.73	0.14	(0.63)					(1.07)
Other			0.19	(0.10)	0.09						
Adjusted EPS (non-GAAP)	$11.72	$12.92	$14.80	$17.57	$20.32	$22.77	$25.72	$34.01	$39.65	$38.03	$41.11

Figures may not foot due to rounding.

Corporate Information

Corporate Offices

Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, Ohio 43240-4035
Phone 614-438-4511

Im Langacher 44
CH-8606 Greifensee, Switzerland
Phone +41-44-944 22 11

www.mt.com

Transfer Agent and Registrar

Computershare Trust Company N.A. acts as
primary Transfer Agent and Registrar for the
Company. Questions should be sent to:
  Computershare
  P.O. Box 505000
  Louisville, KY 40233
  Phone 866-322-7862
  www-us.computershare.com/investor

Annual Meeting

The annual meeting of shareholders will be
held at 8 a.m. on Thursday, May 1, 2025.
A notice of the meeting, together with a form
of proxy and a proxy statement, will be mailed
to shareholders on or about March 17, 2025.

Investor Relations

Direct requests for information to:
  Adam Uhlman
  Investor Relations
  1900 Polaris Parkway
  Columbus, Ohio 43240-4035
  Phone +1 614-438-4794
  adam.uhlman@mt.com

Officers

Patrick Kaltenbach
President and
Chief Executive Officer

Marc de La Guéronnière
Europe and North America

Jonas Greutert
Product Inspection

Stefan Heiniger
Laboratory

Gerry Keller
Process Analytics

Markus Koepfli
Chief Information Officer

Christian Magloth
Human Resources

Elena Markwalder
Industrial

Michelle Roe
Chief Legal Officer

Shawn P. Vadala
Chief Financial Officer

Oliver Wittorf
Supply Chain and IT

Richard Wong
Asia / Pacific

Board of Directors

Roland Diggelmann
Chair of the Board
Former CEO,
Smith & Nephew plc
Director since 2022

Domitille Doat-Le Bigot
Chief Digital and Information Officer,
Eurazeo
Director since 2020

Elisha W. Finney
Retired CFO,
Varian Medical Systems Inc.
Director since 2017

Richard Francis*
Chief Executive Officer,
Teva Pharmaceutical Industries Ltd.
Director since 2016

Michael A. Kelly
Retired Executive Vice President –
Electronics and Energy,
3M Company
Director since 2008

Thomas P. Salice
Co-Founder and Managing Member,
SFW Capital Partners, LLC
Director since 1996

Brian Shepherd
Former Senior Vice President,
Software and Control,
Rockwell Automation, Inc.
Director since 2024

Dr. Wolfgang Wienand
Chief Executive Officer,
Lonza Group Ltd.
Director since 2023

Ingrid Zhang
Chief Commercial Officer, International,
Novartis
Director since 2023

*Will not stand for re-election in May 2025

www.mt.com